Exhibit 99.1

Cango Inc. Completes Bitcoin Sale to Strengthen Financial Position

and Advance AI Transformation

Dallas, Texas, February 9, 2026 - Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced that, based on a comprehensive assessment of current market conditions and upon approval of the Company’s Board of Directors, it completed the sale of 4,451 Bitcoin on the open market during the past weekend, which were settled directly in USDT for aggregate net proceeds of approximately US$305 million in equivalent value. The full amount of the USDT proceeds has been utilized to partially repay a Bitcoin-collateralized loan.

The divestment of a portion of the Company’s Bitcoin holdings was executed to strengthen its balance sheet and reduce financial leverage, which provides increased capacity to fund the Company’s strategic expansion into AI compute infrastructure.

The Company is executing a strategic pivot by utilizing its globally accessed, grid-connected infrastructure to provide distributed compute capacity for the AI industry. This initiative will be implemented through a phased roadmap, beginning with the deployment of modular, containerized GPU compute nodes across existing sites to rapidly offer inference capacity, particularly targeting the underserved long-tail demand from small and medium enterprises. Cango’s asset-light, modular approach is designed to achieve faster deployment timelines compared to traditional data center models, while a subsequent phase will focus on developing a software orchestration platform to unify its distributed compute resources.

To advance its AI business strategy, Cango announced the appointment of Mr. Jack Jin as the Chief Technology Officer (CTO) of its AI business line. Mr. Jin is an accomplished technology leader with deep expertise in AI/ML infrastructure, large-scale GPU systems, and scalable computing platforms. Previously at Zoom Communications Inc., he architected and led the deployment of high-performance, multi-node GPU clusters supporting large language model (LLM) inference and fine-tuning. He also developed multi-tenant model training scheduling and GPU orchestration systems that significantly improved resource utilization and elastic on-demand inferencing efficiency. His background in cloud-native infrastructure and high-performance computing aligns closely with Cango's roadmap to build a global distributed inference platform.

Cango's development of AI high-performance computing leverages its established infrastructure capabilities in computing and energy management. The partial divestment of the Company’s Bitcoin holding underscores the strategic importance of strengthening the balance sheet to fund new growth initiatives. Cango remains committed to its mining operations, with a continued focus on enhancing mining economics and seeking an optimal balance between hashrate scale and operational efficiency. The Company will be guided by a disciplined framework for asset allocation in pursuit of long-term value creation.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements regarding expected financial benefits from the Bitcoin sale, the development and commercialization of the Company’s AI business, the expected synergy between Bitcoin mining and AI business, the performance of the Company’s AI computing infrastructure services, and the Company’s outlook on the Bitcoin industry and digital asset market, and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com